Exhibit 3.1

EXHIBIT A

(to Unanimous Consent

of the Board of Directors

dated August 26, 2014)

Amendment to Bylaws of Rancher Energy Corp.

August 26, 2014

The Bylaws of Rancher Energy Corp. are hereby amended to add and include the following to the Bylaws as in effect:

Applicability of Nevada Revised Statutes 78.378 – 78.3793

Nevada Revised Statutes 78.378 – 78.3793 shall not be applicable to the control share purchase of 52% of the common stock of Rancher Energy Corp. (a controlling interest in Rancher Energy Corp.) for $1,300,000 by Terex Energy Corp. on August 19, 2014, and the Company opts out of the application of NRS 78.378 – 78.3793 to this described purchase transaction, or any future transaction for acquisition of control shares in any manner or form, by purchase, merger or share exchange (as adopted by the Board of Directors on August 26, 2014.)

By the Board

/s/Don Walford

Don Walford,

Acting Chairman and CEO